Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-223621

Supplementing the Preliminary

Prospectus Supplement dated

March 4, 2019 and the Prospectus

Dated March 13, 2018

$500,000,000

4.400% Senior Notes Due 2029

Leggett & Platt, Incorporated

March 4, 2019

Pricing Term Sheet

This pricing term sheet supplements the preliminary prospectus supplement filed by Leggett & Platt on March 4, 2019 relating to its Prospectus dated March 13, 2018.

Issuer	Leggett & Platt, Incorporated
Expected Issuer Ratings (Moody’s / S&P)*	Baa1 (negative) / BBB (negative)
Format	SEC Registered
Principal Amount Trade Date	$500,000,000 March 4, 2019
Settlement Date**	March 7, 2019 (T+3)
Maturity	March 15, 2029
Interest Payment Dates	March 15 and September 15 commencing on September 15, 2019
Benchmark Treasury	2.625% due February 15, 2029
Benchmark Treasury Yield	2.726%
Spread to Benchmark Treasury	T +175 bps
Yield to Maturity	4.476%
Coupon	4.400%
Price to Public	99.391% of the principal amount
Underwriting Discount	0.65%
Price to Issuer	98.741%
Optional Redemption	Prior to December 15, 2028, T + 30 bps On or after December 15, 2028 at par
CUSIP/ISIN	524660AZ0/US524660AZ09
Joint Book-Running Managers	J.P. Morgan Securities LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

SunTrust Robinson Humphrey, Inc.

PNC Capital Markets LLC

BMO Capital Markets Corp.

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

TD Securities (USA) LLC

The Williams Capital Group, L.P.

*Note: Security ratings reflect the views of the rating agency only. An explanation of the significance of these ratings may be obtained from the rating agency. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating should be evaluated independently of any other rating.

**It is expected that delivery of the Notes will be made against payment therefor on or about March 7, 2019, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, MUFG Securities Americas Inc. toll free at 877-649-6848, U.S. Bancorp Investments, Inc. toll-free at 877-558-2607, or Wells Fargo Securities, LLC toll-free at 800-645-3751.